

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2003)202(JY)



7th June, 2003

03 JUN 12 AM 7:21

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
JUN 19 2003
THOMSON
FINANCIAL

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose an announcement published by BOC Hong Kong (Holdings) Limited in the press in Hong Kong on 7th June, 2003 for your attention. .

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

dlw 6/16

..../page 2

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jason C.W. Yeung
Company Secretary

Encl.

香港花園道一號五十二樓 電話 Tel: (852) 2846 2700

The Standard 2003. 6.7

File No. 82-34675

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



中銀香港(控股)有限公司

BOC HONG KONG (HOLDINGS) LIMITED

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(the "Company")

ANNOUNCEMENT
relating to the New Nongkai Loan

The Company issued this announcement to appraise shareholders and potential investors of the position of the Group relating to certain press articles relating to the New Nongkai Loan.

The Audit Committee (comprising all the independent non-executive directors) of the Company has reviewed the approval process of the New Nongkai Loan and related matters. The approval of the granting of the New Nongkai Loan was conducted in compliance with the internal credit risk management policies and procedures of BOCHK and was properly approved by the Credit Committee of BOCHK. The Audit Committee will continue to closely monitor this incident.

Based on information available so far, the Company believes that the New Nongkai Loan shall not have material adverse impact on the financial position of the Group as a whole.

The Company has noted the recent investigations made by the relevant authorities regarding Mr Chau and his affiliates and will procure BOCHK to fully cooperate with the relevant authorities in their investigations. The Company is not aware that BOCHK itself is presently subject to any investigation in respect of this matter.

This announcement is made by the Company pursuant to paragraph 2 of the Listing Agreement.

The board of directors of the Company (the "**Board**") has noted recent press articles in relation to a loan granted by Bank of China (Hong Kong) Limited ("**BOCHK**"), the main operating subsidiary of the Company, to a company related to Mr Chau Ching-ngai ("**Mr Chau**"). The Board wishes to make this announcement to appraise shareholders and potential investors of the position of the Company and its subsidiaries (the "**Group**") in relation thereto.

In June 2002, BOCHK granted a HK$2.107 billion one-year (extendable for 6 months) bridging loan facility to New Nongkai Global Investments Limited ("**New Nongkai**") for the purpose of financing its acquisition of equity interest in Shanghai Land Holdings Limited ("**Shanghai Land**"). The actual amount of loan ultimately drawn down by New Nongkai was approximately HK$1.77 billion ("**New Nongkai Loan**"). New Nongkai is a company incorporated in the British Virgin Islands and wholly-owned by Mr Chau. The major assets of New Nongkai comprise of its 75% shareholding in Shanghai Land. Shanghai Land is a company whose shares are listed on The Stock Exchange of Hong Kong Limited and its major assets include a number of property investment projects in Shanghai.

The Audit Committee (comprising all the independent non-executive directors) of the Company has reviewed the approval process of the New Nongkai Loan and related matters. The approval of the granting of the New Nongkai Loan was conducted in compliance with the internal credit risk management policies and procedures of BOCHK and was properly approved by the Credit Committee of BOCHK. The Audit Committee will continue to closely monitor this incident.

BOCHK put in place the following arrangements to secure repayment of the New Nongkai Loan from the outset:

(1) all of Mr Chau's shareholding in New Nongkai has been mortgaged to BOCHK;

(2) all of the 75% shareholding held by New Nongkai in Shanghai Land has been mortgaged to BOCHK;

(3) Mr Chau has given a personal guarantee in favour of BOCHK for repayment of the New Nongkai Loan.

From the outset New Nongkai and Shanghai Land also put in place a series of arrangements at BOCHK's request in order to preserve the cash and other assets of Shanghai Land including:

- the appointment of two persons nominated by BOCHK ("**BOCHK Nominees**") as executive and non-executive directors of Shanghai Land;
- the opening of a fixed term deposit account (the "**Deposit Account**") with BOCHK by Shanghai Land and the deposit of cash of no less than the outstanding principal and interest of the New Nongkai Loan into the Deposit Account;
- the authorisation of the BOCHK Nominees as the authorised signatories of the operation of the Deposit Account and other bank accounts of Shanghai Land and any withdrawal out of the Deposit Account and any withdrawal above HK$10 million out of the other bank accounts must be authorised by the BOCHK Nominees;
- the appointment of a person designated by BOCHK as the accounting manager of Shanghai Land to monitor the accounts of Shanghai Land;
- the formation of a 3-member executive committee by the board of directors of Shanghai Land comprising one BOCHK Nominee, whose approval is required for all material transactions, including external borrowing, the provision of guarantee and security and acquisitions or disposals of assets.

The New Nongkai Loan has been under weekly review by the Risk Management Department of BOCHK since February 2003, following an external audit review by PricewaterhouseCoopers, the Group's auditors, as part of the normal procedures of BOCHK's internal credit risk management. Repayments of principal of and payments of interest on the New Nongkai Loan had been made on schedule until the actions taken by the relevant authorities in late May 2003.

Based on the unaudited accounts of Shanghai Land as at 31 December 2002, the total net asset value of the 75% shareholding mortgaged to BOCHK amounted to HK$1.76 billion (the net asset value per share was HK$0.77) compared to an amount outstanding under the New Nongkai Loan as at 31 December 2002 of HK$1.493 billion. The assets of Shanghai Land include cash deposited with BOCHK which as at 6 June 2003 amounting to US$153 million (equivalent to HK$1.19 billion). Based on the closing price per share of Shanghai Land of HK$0.345 as at 30 May 2003 (the closing price immediately before its suspension of trading), the market value of the 75% shareholding mortgaged to BOCHK amounted to HK$789 million. The total outstanding principal amount of the New Nongkai Loan as at 5 June 2003 amounted to HK$741 million (which represents 1.3% of the Group's net asset value).

In view of the recent events and reports concerning Shanghai Land and Mr Chau and after taking legal advice, BOCHK has applied to and has been granted an order by the High Court of Hong Kong for the receivership of New Nongkai and to appoint two representatives from Messrs. Kennic L. H. Lui & Co., Certified Public Accountants, to be the receivers and managers of New Nongkai in order to receive and protect the business and assets of New Nongkai and its subsidiaries and to protect the interests of BOCHK.

Based on the preliminary assessment by the Board, the value of the shares in Shanghai Land mortgaged to BOCHK appears to exceed the outstanding amount of the New Nongkai Loan. This is however subject to further investigation and verification by the Group. If required, suitable provision will be made by the Company and BOCHK in respect of the New Nongkai Loan. Based on information available so far, the Company believes that the New Nongkai Loan shall not have material adverse impact on the financial position of the Group as a whole.

The Company has noted the recent investigations made by the relevant authorities regarding Mr Chau and his affiliates and will procure BOCHK to fully co-operate with the relevant authorities in their investigations. The Company is not aware that BOCHK itself is presently subject to any investigation in respect of this matter.

Apart from the New Nongkai Loan, the outstanding facilities granted by BOCHK (then Po Sang Bank) to Mr Chau, Ms Mo Yuk Ping and his affiliated companies are:

- a residential mortgage loan; and
- a facility for bullion trading.

Each of these facilities was granted on normal commercial terms and in the ordinary course of business of BOCHK and are secured and not in default. BOCHK is satisfied that any unsecured portion of the above facilities would be immaterial to the financial position of the Group.

By Order of the Board
Jason C. W. Yeung
Company Secretary

Hong Kong, 6 June 2003